Hey Mama Wines Inc.
Unaudited Financial Statements For The Period Ending November 11, 2019

November 11th 2019

Hey Mama Wines

BALANCE SHEET

As of November 11, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	8,742.33
Total Bank Accounts	**$8,742.33**
Total Current Assets	**$8,742.33**
TOTAL ASSETS	**$8,742.33**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
SAFE NOTE	20,000.00
Total Long-Term Liabilities	**$20,000.00**
Total Liabilities	**$20,000.00**
Equity	
Opening Balance Equity	-18,000.00
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-855.41
Retained Earnings	0.00
Net Income	-12,402.26
Total Equity	**$ -11,257.67**
TOTAL LIABILITIES AND EQUITY	**$8,742.33**

Hey Mama Wines

PROFIT AND LOSS

January 1 - November 11, 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	2,000.00
Rent & Lease	6,236.26
Salaries & Wages	4,166.00
Total Expenses	**$12,402.26**
NET OPERATING INCOME	**$ -12,402.26**
NET INCOME	**$ -12,402.26**

Hey Mama Wines

STATEMENT OF CASH FLOWS

January 1 - November 11, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-12,402.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -12,402.26**
FINANCING ACTIVITIES	
SAFE NOTE	20,000.00
Opening Balance Equity	-18,000.00
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-855.41
Net cash provided by financing activities	**$21,144.59**
NET CASH INCREASE FOR PERIOD	**$8,742.33**
CASH AT END OF PERIOD	**$8,742.33**

Hey Mama Wines, INC. NOTES TO FINANCIAL STATEMENTS (UNAUDITED) Period ending NOVEMBER 11, 2019.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES   Hey Mama Wines Inc. ("the Company") is a corporation formed under the laws of the State of Florida. The Company derives revenue from the sale of wine and sparkling products. The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Accounts Receivables

Accounts receivables
Consists of amounts billed to customers for completed work for which payment has not yet been received.

Long Term Liabilities

The current Safe note is listed as a long term liability per GAAP standards. Technically, the note represents a future equity stake in the company predicated in our SAFE note terms.

HEY MAMA WINES , INC. NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE C- INCOME TAXES   The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's 2019 federal tax filing will be subject to review by the Internal Revenue Service. The Company is subject to Franchise Tax requirements in the State of Florida.

NOTE D - Previous Capital Raised. $20,000 has been raised on a SAFE note at a $900,000 Cap with no discount. This amount was raised from the parents of the founder.